Exhibit 12.1

Geokinetics Inc. and Subsidiaries
Statement Regarding Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends (unaudited)
(in thousands)

Computation of Earnings:	2012	2011	2010	2009	2008
Net income (loss) before income taxes	$(68,043)	$(220,013)	$(133,874)	$10,917	$10,254
Add fixed charges (see below)	81,302	87,509	63,633	34,891	34,190
Earnings available to cover fixed charges	13,259	(132,504)	(70,241)	45,808	44,444
Fixed charges:
Interest(1)	47,998	43,259	37,907	9,123	6,992
Amortization of debt cost and discount	4,858	4,939	2,791	560	336
Interest portion of rentals(2)	28,446	39,311	22,935	25,208	26,862
Total fixed charges	81,302	87,509	63,633	34,891	34,190
Preference security dividend(3)	16,450	14,940	16,389	40,352	11,713
Total fixed charges and preferred stock dividends	$97,752	$102,449	$80,022	$75,243	$45,903
Deficiency of earnings available to cover fixed charges	(68,043)	(220,013)	(133,874)	—	—
Deficiency of earnings to cover fixed charges and preferred stock dividends	(84,493)	(234,953)	(150,263)	(29,435)	(1,459)
Ratio of earnings to fixed charges				1.31	1.30
Ratio of earnings to fixed charges and preferred stock dividends	$—	$—	$—	$—	$—

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(1)	Includes interest expense and capitalized interest.

(2)	Represents an estimate of the interest within rental expense.

(3)	Represents pre-tax earnings required to pay dividends on outstanding preference securities.